For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        vpower@sears.ca

Sears Canada Enters into Development Agreement for Calgary North Hill

TORONTO -June 16, 2014 - Sears Canada Inc. (TSX: SCC) is announcing today that it has entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the 12-acre Sears site located at the North Hill Shopping Centre in Calgary, Alberta. Closing under the agreement is conditional upon satisfaction of conditions such as site investigations and obtaining the approval from the City of Calgary for the project, which are expected to take some time.

The vision of the redevelopment is an infill project consisting of residential high-rises, with a potential retail component. Concord brings its development experience, depth and diversity to the joint arrangement. Concord develops comprehensive multi-phased urban communities across Canada and, in 2013, entered into a similar agreement with Sears regarding the retailer’s land adjacent to its store at Metropolis at Metrotown in Burnaby, British Columbia.

“Sears has been part of the Calgary landscape since 1958 and we are excited about the possibilities for the North Hill site as conceptualized by Concord and Sears,” said Doug Campbell, President and CEO, Sears Canada Inc. “We plan to continue operating our store at North Hill as we have for almost six decades and seeing this new development adding positively to the landscape and economy of Calgary. We look forward to working together with Concord and moving the project forward.”

The arrangement contemplates the sale of a 50% interest in the site for a value of approximately $15 million, subject to adjustments, and the retention of Concord on customary terms to manage most facets of the development. Following the transfer of the 50% interest, the parties would enter into a co-ownership joint arrangement. If third party debt financing cannot be obtained, Concord, and not Sears, will be responsible for providing debt financing to develop the project.

Sears reminds the public that, given the very early stage the project is in today, there has been no determination as to capital or other expenditure required, if any. In addition, it is too early to tell whether or not the project will be completed given a multitude of potential factors, both internal and external, such as the economic value to the Company, obtaining approval of the project from the City of Calgary, shifts in the Canadian economy, and the condition of the real estate market now or in the future, during this multi-year endeavour.

Although the Company believes that the forward-looking information presented with respect to the development project is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 229 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.